EXHIBIT 99.1

Osisko Update Regarding Lydian International

MONTREAL, Dec. 23, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) today has been informed by Lydian International Limited (“Lydian”) that Lydian and its direct and indirect wholly owned subsidiaries, Lydian Canada Ventures Corporation and Lydian U.K. Corporation Limited, have obtained an initial order (“Initial Order”) from the Ontario Superior Court of Justice (Commercial List) for protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) as a result of the ongoing unlawful activities against Lydian’s Amulsar project in Armenia (the “Project”).

Since June 2018, illegal blockades have prevented Lydian and its contractors from entering the Project site.  During this period, Lydian has petitioned local and national government officials to enforce the rule of law and remove the blockades.  Despite favourable court rulings and numerous public statements from the Government of Armenia affirming that there is no legal basis on which to prevent Lydian from completing and operating the Project, site access continues to be restricted.

The Initial Order provides for a broad stay of proceedings and the exercise and enforcement of rights and remedies against Lydian by its creditors and others until January 2, 2020.  While under CCAA protection, Lydian intends to continue discussions with its lenders and others, including the Government of Armenia, to seek to maximize the outcome for all stakeholders.

Osisko’s interest in the Project consists of a senior secured 4.22% gold and 62.5% silver stream, and an unsecured 81.9% gold offtake.  Osisko will continue to monitor the situation closely, and while an impairment has not been determined at this time, a significant reduction in the carrying value of the assets, totaling C$97 million as at September 30, 2019, may be required.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, the largest gold mine in Canada. Osisko also holds an equity portfolio of publicly traded resource companies, including a 15.9% interest in Osisko Mining Inc., an 18.0% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sean Roosen Chair and Chief Executive Officer Tel. (514) 940-0670 sroosen@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the outcome of the proceedings initiated by Lydian pursuant to the Companies’ Creditors Arrangement Act on its business as well as Osisko’s estimate of the impact of the proceedings initiated by Lydian on the carrying value of Osisko’s assets relating to the Amulsar Project,.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; Such risks and uncertainties include, among others, risks relating to the ability of operators to carried out their operating activities.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form and Management Discussion and Analysis of Osisko which are filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.